COGNYTE SOFTWARE LTD.
33 Maskit Street,
Herzliya Pituach, Israel

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Cognyte Software Ltd. (the “Company”), to be held at 4:00 p.m., Israel time, on June 28, 2021, at the Company’s offices at 33 Maskit Street, Herzliya Pituach, Israel.

The Company’s notice of the Meeting, as published on June 28, 2021, appearing on the following pages, describes in detail the matters to be acted upon at the Meeting.

Only shareholders of record at the close of business on May 27, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

No matters will be presented to vote in the Meeting by the Company’s Board of Directors. Accordingly, shareholders participating in the meeting will only be asked to vote on matters that may be submitted to vote by shareholders in accordance with the Companies Law 5759-1999 and the rules and regulation promulgated thereunder.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Elad Sharon, Chief Executive Officer

COGNYTE SOFTWARE LTD.
33 Maskit Street,
Herzliya Pituach, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Cognyte Software Ltd. (the “Company”) will be held at 4:00 p.m., Israel time, on June 28, 2021, at the Company’s offices at 33 Maskit Street, Herzliya Pituach, Israel, for the purpose of considering the Company’s audited consolidated financial statements for the fiscal year ended January 31, 2021.

Only shareholders of record at the close of business on May 27, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Notice is hereby given that, if within half an hour from the time set forth above for the Meeting the requisite quorum for a general meeting under the Company’s Articles of Association will not be present, the Meeting will be adjourned to 5:00 p.m., Israel time, on the same date set for the Meeting and at the same place.

No matters will be presented to vote in the Meeting by the Company’s Board of Directors. Accordingly, shareholders participating in the meeting will only be asked to vote on matters that may be submitted to vote by shareholders in accordance with the Companies Law 5759-1999 and the rules and regulation promulgated thereunder.

In accordance with the Companies Law 5759-1999 (the “Companies Law”), any one or more shareholders of the Company holding in the aggregate at least 1% of the outstanding voting power of the Company’s shares may request that our Board of Directors will include in the agenda for the Meeting any matter that should be considered in the Meeting. Any such proposals must be submitted to the Company at its registered offices, at 33 Maskit Street, Herzliya Pituach, Tel Aviv, Israel, to the attention of Mr. Ziv Levi, Chief Legal Officer of the Company, by the times prescribed for the delivery of such proposals by the Companies Law and the rules and regulation promulgated thereunder.

In accordance with the Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting in Public Company and Adding Subjects to the Agenda), 5760-2000, detailed below is the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the fiscal year ended January 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Compensation of Directors and Executive Officers

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the financial year ended January 31, 2021 was $5.2 million.

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Elad Sharon, Chief Executive Officer	339	115	182	1,087	1,723
Miki Migdal, Chief Business Officer	226	59	177	550	1,012
David Abadi, Chief Financial Officer	240	66	104	566	976
Marom Ben Menahem, Chief Revenue Officer	220	62	318	258	858
Sharon Chouli, Chief Customer Officer	195	70	94	305	664

(1)
In accordance with the Companies Law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements (including true-up provision from previous year). U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

(2)
All current Covered Executives listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the financial year ended January 31, 2021.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)
Amounts reported in this column refer to Variable Compensation such as earned commission, incentive and bonus payments, paid or to be paid in cash or shares, as recorded in our financial statements for the financial year ended January 31, 2021 (the majority of these expenses were recorded in our financial statements as equity-based compensation).

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the financial year ended January 31, 2021 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 14 to our audited consolidated financial statements for the fiscal year ended January 31, 2021 which were included in our annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

ADDITIONAL INFORMATION

The Company’s filings with the Securities and Exchange Commission (the “SEC”), including reports regarding the Company’s financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.cognyte.com. Shareholders may download a copy of these documents without charge at www.cognyte.com.

The Company is subject to the information reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.

By Order of the Board of Directors,

Elad Sharon,
Chief Executive Officer

Herzliya Pituach, Israel
June 7, 2021